Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

July 25, 2018

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Chad D. Eskildsen

Staff Accountant

Division of Investment Management,

  Disclosure Review and Accounting

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Midstream/Energy Fund, Inc.

Annual Report for the Fiscal Year Ended November 30, 2017

(File No. 811-22467)

Dear Mr. Eskildsen:

This letter responds to your oral comment to the undersigned on June 18, 2018 related to the above-named registrant’s Annual Report for the Fiscal Year Ended November 30, 2017 (the “Annual Report”).

Your comment is repeated below for reference. The response provided below is based on information provided by the registrant.

Comment: The registrant’s Annual Report should show a separate line item under income in the statement of operations for paid-in-kind (“PIK”) dividends when those dividends exceed 5% of income, as required by Section 6-07.1 of Regulation S-X. In the Annual Report, Note 2.H on page 28 states that PIK dividends are not reflected in investment income during the period received.

Response: The registrant acknowledges the comment but considers its current disclosure to be technically correct. PIK dividends are not included in the “Dividends and distributions” line that falls under the “Income” line reflecting total investment income. Rather, as disclosed in that Note 2.H, PIK distributions are a component of unrealized gains (or losses). Non-cash distributions, however, do fall within that “Dividends and distributions” line

Mr. Chad D. Eskildsen

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

July 25, 2018

to the extent the registrant has the choice to receive its distribution either in cash or in additional shares or units of the security. For the fiscal year ended November 30, 2017, the only non-cash distributions received and included in income were with respect to the registrant’s investment in Enterprise Products Partners L.P. PIK dividends excluded from income were received only with respect to Enbridge Energy Management, L.L.C. where the registrant did not have the choice to receive cash.

The registrant has consulted with its independent public accounting firm and considers its existing treatment and disclosure of those PIK dividends as correct for purposes of generally accepted accounting principles. Under FASB Accounting Standards Codification Topic 946 related to investment companies, specifically 946-320-35, under 35-6: “Stock splits and stock dividends in shares of the same class as the shares owned are not income to the investment company. However, dividends for which the recipient has the choice to receive cash or stock are usually recognized as investment income in the amount of the cash option, because in such cases cash is usually the best evidence of fair value of the stock.”

The registrant is aware of the 5% threshold for non-cash distributions as noted above and it tracks that information for purposes of determining whether to include a separate line item when required.

*    *    *    *    *

Please advise us if we can provide any further information. Please direct any further comments or questions regarding the Annual Report or this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

of PAUL HASTINGS LLP

cc:	Kayne Anderson Midstream/Energy Fund, Inc.